BNY MELLON ETF TRUST

Fidelity Bond

RESOLVED: That it is the determination of the Trust's Board at this meeting, including a majority of independent Board members, that the joint insured fidelity bonds (collectively, the "Bond") written by the following entity in the following amounts:

Name of Fidelity Insurer	Amount of Coverage

Berkley Regional Insurance Company	$3,000,000

Total Coverage	$3,000,000

insuring the Trust and each of its funds for covered acts or omissions of their respective officers and Board members and the officers and employees of the Trust's investment adviser, distributor, transfer agent and/or administrator, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, are reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Trust to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in each fund's portfolio, the number of other parties named as insured parties under the Bond, and the nature of the business activities of such other parties; and it is further

RESOLVED: That the Trust's Board, including a majority of the independent Board members, hereby ratifies and approves the allocation to each fund of its pro rata share, based on the assets of the respective covered funds, of the premium for coverage under the Bond, in the form and amount described at this meeting, having given due consideration to all relevant factors including, but not limited to, the number of other parties named as insured parties under the Bond, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for the Bond, the ratable allocation of the premium among all the parties named as insureds, and the extent to which the share of the premium allocated to each fund is less than the premium a fund would have had to pay if it had provided and maintained a single insured bond; and it is further

RESOLVED: That each of the President, Chief Compliance Officer, any Vice President, the Secretary, Assistant Secretary and the Treasurer hereby is designated as the officer responsible for making all filings with the SEC and giving all notices on behalf of the Trust with respect to the Bond required by paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act; and it is further

RESOLVED: That the appropriate officers of the Trust be, and each hereby is, authorized to take the actions as may be required to amend the Bond to include in the coverage new funds advised, sub-advised or administered by BNYM ETF Investment Adviser, LLC or its affiliates, as of the date each is declared effective by the SEC; and it is further

RESOLVED: That the Agreement Regarding BNY Mellon Joint Insured Bond, substantially in the form presented at this meeting, be, and it hereby is, approved; and it is further

RESOLVED: That the appropriate officers of the Trust be, and each hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions and that any payments and any and all other acts, in the name of the Trust and on its behalf, consistent with the foregoing resolutions and as may have been determined to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions be, and they hereby are, ratified and approved.